Phone:	(212) 885-5393
Fax:	(917) 332-3732
Email:	eseer@blankrome.com

October 13, 2006

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mara L. Ransom., Esq., Special Counsel

Re:	iCAD, Inc.
Schedule TO-I filed September 22, 2006
File No. 5-37722

Dear Ms. Ransom:

On behalf of our client, iCAD, Inc. (the “Company”), we are forwarding this letter to provide the Company’s response to your comment letter dated September 29, 2006 (the “Comment Letter”) addressed to Mr. Kenneth Ferry, the Company’s Chief Executive Officer and President.

We have numbered the responses contained herein to correspond to the comments contained in the Comment Letter which are repeated below.

Schedule TO

1.	We note your indication in response to Item 6(c), that this disclosure is “not applicable”. If you mean to say that you have no such plans, please revise to state this.

RESPONSE: The Company filed amendment no. 1 to its Schedule TO to incorporate by reference its revisions to Item 3 in the supplement to the Offer to Exchange (which is being filed as Exhibit (a)(9) to its revised Schedule TO) which now includes the Company’s response to the matters referred to in Item 6(c) of Schedule TO.

.

U.S. Securities and Exchange Commission

October 13, 2006

Exhibit (a)(1) - Offer to Exchange

2.
We note that your offer is expected to expire at 5:00 PM. Please note that the offer must remain open at east twenty full business days, which means your offer should be revised to stay open until at least midnight Eastern time on the twentieth business day. This is because October 9th is a federal holiday and, therefore, is not counted as a business day. Please ensure that your offer remains open at least twenty full business days and consistently revise your offering materials to reflect the revised expiration time. Refer to Q&A No. 8 in SEC Release 34-16623 (March 5, 1980).

RESPONSE: As noted in the supplement to the Offer to Exchange, the Company has revised the expiration time for the offer so that it now expires at 12:00 midnight (rather than 5:00 pm) Eastern time on October 20, 2006.

3.
It appears that you are relying upon the exemptive order issued by the Commission on March 21, 2001. Accordingly, please advise us what consideration, if any, has been given to whether each category of eligible persons, in particular the Consultants, is included within the meaning of “employee benefit plan” as defined in Rule 405. Ensure that you discuss the nature of the consulting or advisory services that this category of eligible persons provides to you. In particular, please refer to the categories of consultants discussed in Release No. 33-7646 and confirm, if true, that the services rendered by these option holders fall into one of the “permissible” categories discussed in the release. We may have further comment upon receipt of your response.

RESPONSE: Other than two physician/consultants the Offer to Exchange is being made only to current officers and directors of the Company all of whom qualify as eligible persons entitled to participate in an “employee benefit plan” as defined in Rule 405 promulgated under the Securities Act of 1933, as amended (the “Act”). With respect to the two consultants eligible to participate in the Offer to Exchange, they are both radiologists who provide the Company with advice concerning the Company’s current and proposed medical products and product features, the market potential for its medical products and certain advice with respect to clinical trials. Neither of them provides the Company with any securities services. Based upon the nature of the services provided, the Company believes that the services of both of the consultants fall within the category of “permissible” consulting specified in Release 33-7646 and under Rule 405 of the Act.

U.S. Securities and Exchange Commission

October 13, 2006

4.
In the first paragraph on page 3 and elsewhere throughout your Offer to Exchange, you indicate that your Board of Directors “will retain the authority, in its sole discretion, to terminate, modify, amend or postpone the Offer to Exchange…”without qualification. Please advise us under what circumstances, other than failure of a condition, you intend to terminate the offer or revise to clarify that you may only terminate the offer upon the failure of a condition.

RESPONSE: Language has been added, in the supplement to the Offer to Exchange, to indicate that the offer may only be terminated upon the failure of a condition set forth in Section 7 of the Offer to Exchange.

Summary Term Sheet, page 1

5.
You indicate under Q&A #3 that “current consultants of the Company, who are not employees, are also eligible to participate in the offer,” however, on the first page of the Offer to Exchange you state that “certain consultants” may participate. Please revise to clarify.

RESPONSE: The Company has clarified in the supplement that with respect to the consultants the Offer to Exchange is being made to two physician/consultants to the Company.

6.
Under Q&A #11, you refer readers to the discussion of “Material Federal Income Tax Consequences,” however, this discussion contains no mention of the adverse tax consequences that may occur to optionees who do not tender. Please revise.

RESPONSE: The language regarding the possible adverse tax treatment has been added to the Material Tax Consequences Section through the supplement.

5. Change in Election/Withdrawal Rights, page 12

7.
You have indicated that optionees may withdraw [their] tendered options “only if [they] comply with the provisions of this Section 5.” Revise to disclose that options not yet accepted for payment or exchange after the expiration of forty business days from the commencement of the offers may be withdrawn. See Rule 13c-4(f)(2)(ii)

RESPONSE: The disclosure has been revised by way of the supplement to indicate the right of withdrawal for options not accepted for payment or exchange after the expiration of forty business days from the commencement of the offer.

U.S. Securities and Exchange Commission

October 13, 2006

6. Acceptance of Eligible Options for Cancellation and Repurchase; Issuance of New Options, page 14.

8.
Under “Issuance of New Options on Replacement Grant Date,” you indicate that you expect to grant the New Options on or about October 23, 2006 and that you “expect to send [optionees] option agreements evidencing the New Options within two weeks of such date.” What will option holders receive reflecting their receipt of consideration in the offer, if not the documentation of the grant itself? Please advise with a view towards satisfying the requirement that you promptly pay consideration after the expiration of the offer pursuant to Rule 13e-4(f)(5) and Rule 14e-1(c).

RESPONSE: The disclosure has been revised by way of the supplement to indicate that the holders will receive their option agreements within one week from the Cancellation Date rather than two weeks.

7. Conditions of the Offer, page 15

9.
See the first paragraph, which relates to the company’s determination whether the triggering of a condition “makes it inadvisable” to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

RESPONSE: The Company confirms its understanding that it may not rely on the language in the first paragraph of Conditions of the Offer noted in the staff’s comment to tacitly waive a condition of the offer by failing to assert it.

10.
A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, we note the following:

•	the references to “any condition or omission to act” by you in the first paragraph;

•	the references to “could” in the second bullet point;

•	the references to “threatened” in the second and third bullet points;

U.S. Securities and Exchange Commission

October 13, 2006

•	the references to “indirectly” in the second, third and fourth bullet points;

•	the references to “contemplated future conduct of [y]our business: and “contemplated benefits of the offer” in the second and third bullet points; and

•	the reference to “significant” in the fourth bullet point.

Please revise to clarify the conditions in accordance with this comment.

RESPONSE: The conditions of the offer have been revised in the supplement in accordance with the staff’s comment.

11.
The disclosure in the last bullet point states that your offer may be terminated if “any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of iCAD … that, in [y]our reasonable judgment, is or may be material to iCAD …” This condition appears to include both positive and negative effects on the business and may be so broad as to render the offer illusory because your reference to “is or may be” material is too vague to allow an option holder to judge the scope of this condition. Please revise your disclosure to clarify those changes or events that would allow termination of the offer.

RESPONSE: The language has been modified as requested.

10.  Information concerning iCAD, page 20

12.
We note that you have incorporated by reference the financial information required by item 1010(a) of Regulation M-A and have provided some of the summary information required by Item 1010(c) of Regulation M-A. It does not, however, appear that you have included all of the summary information required by Item 1010(c); specifically, it does not appear that Items 1010(c)(4)or (5) have been provided. Please revise to include this information and disseminate the additional summary financial information to option holders.

RESPONSE: The information required by Item 1010 (c)(4) is not applicable since the Company has incurred losses during the financial periods presented. The book value per share required by Item 1010 (c)(5) of Regulation M-A has been added to the supplement.

U.S. Securities and Exchange Commission

October 13, 2006

Exhibit (a)(3) - Letter of Transmittal

13.
We note that your request that the security holder acknowledge that they have “read and understand” the tender offer. It is not appropriate to require security holders to attest to the fact that they “read and understand” the terms of the offer as such language effectively operates as a waiver of liability. Please delete this language throughout these materials or confirm to us that you will not use this language as a defense to any claims of liability. This comment also applies to the Notice of Withdrawal.

RESPONSE:The intent of the Company with respect to language that an option holder has “read,” and “understands” the materials was for the protection of the option holder in order to impress upon him or her the need to carefully read and review the materials presented in order to gain a comprehensive understanding and to make an informed decision with respect to the Exchange Offer. The Company did not intend to utilize such language as a limitation of liability and will not use this language as a defense to any claims of liability.

In connection with its responses, the Company has furnished a separate letter acknowledging the matters referenced in the three bullet points referred to on page 4 of the Comment Letter.

We would appreciate the staff’s prompt review of the comment responses and related revisions. If you have any questions, please feel free to contact the undersigned at (212) 885-5393.

Very truly yours,

/s/ Ethan Seer

Ethan Seer

cc: Kenneth Ferry